Exhibit 99.1

Intellipharmaceutics Reports Update on RexistaTM XR: FDA Grants Waiver of NDA Filing Fee, and Topline Pharmacokinetics Results Indicate No Food Effect

TORONTO, July 05, 2016 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (NASDAQ:IPCI) (TSX:I) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today provided an update on its RexistaTM XR (oxycodone hydrochloride extended release tablets) new drug application (“NDA”) candidate.

NDA Filing Fee Waiver

In February 2016, Intellipharmaceutics requested a waiver of the application user fee under the small business waiver provision, section 736(d)(1)(D) of the Federal Food, Drug, and Cosmetics Act (the “Act”), related to our RexistaTM XR (oxycodone hydrochloride extended release tablets) NDA product candidate. The United States Food and Drug Administration (“FDA”) has completed its review of our request and has granted a waiver of the $1,187,100 application fee for RexistaTM XR.

Pharmacokinetics Results Show No Food Effect

Following an FDA request that we assess the food effect of the final to be marketed (upon FDA approval) product of RexistaTM XR, Intellipharmaceutics recently conducted and analyzed the results of a food effect study for RexistaTM XR. The study design was a randomized, one-treatment two periods, two sequences, crossover, open label, laboratory-blind bioavailability study for RexistaTM XR following a single 80 mg oral dose to healthy adults under fasting and fed conditions.

The food effect study showed that RexistaTM XR can be administered with or without a meal (i.e., no food effect). RexistaTM XR met the bioequivalence criteria (90 percent confidence interval of 80 to 125 percent) for all matrices, i.e., on the measure of maximum plasma concentration or Cmax, the ratio of RexistaTM XR taken under fasted condition to RexistaTM XR taken under fed condition was 112.79 percent (90 percent confidence interval of 102.75 to 123.8 percent) and on the measure of area under the curve from time zero to time t (AUCt) the ratio of RexistaTM XR taken under fasted condition to RexistaTM XR taken under fed condition was 99.99 percent (90 percent confidence interval of 95.24 to 104.99 percent) and on the measure of area under the curve from time zero to time infinity (AUCinf) the ratio of RexistaTM XR taken under fasted condition to RexistaTM XR taken under fed condition was 100.70 percent (90 percent confidence interval of 94.64 to 107.15 percent).

Dr. Isa Odidi, Chairman and CEO, stated, “The FDA waiver of the NDA application fee is a welcome decision in our development of Rexista™ XR.  In addition, we believe the food effect studies demonstrate that RexistaTM XR taken under fasted and fed conditions is bioequivalent for all pharmacokinetic matrices studied and has no food effect, and that RexistaTM XR is well differentiated from currently marketed oral oxycodone extended release products, one of which is labelled to be taken with food due to food effects and the other whose Cmax matrix has been reported not to be bioequivalent under fasting and fed conditions.  The Company plans to file the NDA for RexistaTM XR in August of 2016.”

There can be no assurance that we will not be required to conduct further studies for RexistaTM XR, that we will continue to satisfy the criteria for the waiver of the application fee, that we will file an NDA for RexistaTM XR in August 2016, that the FDA will ultimately approve the NDA for the sale of RexistaTM XR in the U.S. market, or that it will ever be successfully commercialized.

RexistaTM XR (oxycodone hydrochloride extended release tablets)

The Company’s Rexista™ XR (oxycodone hydrochloride extended release tablets) product candidate is intended as an abuse and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain.  Rexista™ XR is an investigational drug, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting. In addition, when crushed or pulverized and hydrated, the proposed extended release formulation is designed to coagulate instantaneously and entrap the drug in a viscous hydrogel, which is intended to prevent syringing, injecting and snorting.  Our RexistaTM XR formulation contains a blue dye that is emitted once the tablet is tampered with or crushed.  The blue dye will stain mucous membranes and skin if the product is manipulated and comes in contact with moisture. This stigmatizing blue dye is intended to act as a visible deterrent against inappropriate use if abused orally or via the intra-nasal route.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (which have received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has NDA 505(b)(2) specialty drug product candidates in its development pipeline. These include Rexista™ XR, an abuse deterrent oxycodone based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System and PODRAS™ Paradoxical OverDose Resistance Activating System, and Regabatin™ XR pregabalin extended-release capsules. Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. The Company has increased its research and development emphasis towards new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Rexista™ XR and Regabatin™ XR. The 505(b)(2) pathway (which relies in part upon the approving agency's findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

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Additional risks and uncertainties relating to the Company and our business can be found in the “Risk Factors” section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact : Intellipharmaceutics International Inc. Domenic Della Penna Chief Financial Officer 416-798-3001 ext. 106 investors@intellipharmaceutics.com
Investor Contact: ProActive Capital Kirin Smith 646-863-6519 ksmith@proactivecapital.com